John A. Burgess
+1 617 526 6418(t)
+1 617 526 5000(f)
john.burgess@wilmerhale.com
February 25, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Esq.

Re:	SS&C Technologies Holdings, Inc.
Amendment No. 1 to Form S-1
Filed February 5, 2010
File No. 333-164043
Ladies and Gentlemen:
         On behalf of SS&C Technologies Holdings, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 2 is being filed in response to comments contained in a letter dated February 23, 2010 from Maryse Mills-Apenteng, Special Counsel, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to William C. Stone, the Company’s Chairman and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company or its wholly owned subsidiary, SS&C Technologies, Inc. (“SS&C”). The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.
         On behalf of the Company, we advise you as follows:
General
1.	Please update your audited financial statements and corresponding disclosure. See Rule 3-12(d) of Regulation S-X.
Response:	The Company has revised the Registration Statement to provide updated annual financial information through December 31, 2009. Amendment No. 2 also includes updated MD&A disclosure for the year ended December 31, 2009.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing Berlin Boston Brussels Frankfurt London Los Angeles New York Oxford Palo Alto Waltham Washington

Maryse Mills-Apenteng
February 25, 2010

Risk Factors, page 17
Risks Related to Our Indebtedness, page 24
2.	We note your disclosure in Note 1 on page F-54 that there are significant restrictions on your ability to obtain funds from your direct and indirect operating subsidiaries through dividends, loans or advances. We also note your risk factor on page 26 which states that restrictive covenants in the indenture governing the notes and the agreement governing your senior credit facilities may restrict your ability to pursue your business strategies. Please add a separate risk factor specifically addressing the potential risks that restrictions on upstreaming funds from the operating subsidiary level create for potential investors in SS&C Technologies Holdings, Inc. In addition, it appears that a discussion regarding the restrictions on your ability to obtain funds from your direct and indirect operating subsidiaries through dividends, loans or advances should also be addressed in the Liquidity and Capital Resources portion of Management’s Discussion and Analysis.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 2 to add a separate risk factor addressing the potential risks that the restrictions on upstreaming funds from SS&C Technologies, Inc. create for potential investors in the Company. In addition, the Company respectfully advises the Staff that its operations are conducted at the SS&C operating company level, its acquisitions are done at the SS&C operating company level, the Company does not expect to pay dividends on its common stock for the foreseeable future, as disclosed in the “Dividend policy” section of the Registration Statement, and there are no known matters that would cause the Company’s liquidity to increase or decrease. As such, the Company submits that a liquidity discussion at the SS&C Technologies Holdings, Inc. level would not be relevant or material to investors.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Critical Accounting Estimates and Assumptions, page 46
Stock-based Compensation, page 49
3.	We note your revised disclosure on page 53 where you include a discussion of the decrease in the fair value of your common stock from $98.91 at June 2007 to $92.71 at April 2009. Please explain and revise to include a discussion regarding the increase in the estimated fair value of your common stock from $85.65 at January 2009 to $92.71 at April 2009.

Maryse Mills-Apenteng
February 25, 2010

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 2.
4.	We note from your disclosure on page 54 that in February 2010, the compensation committee approved various resolutions to your performance-based and superior options that will be made effective upon the closing of this offering. Please revise to disclose the amount of additional stock-based compensation expense that will be recorded upon the closing of this offering as a result of these changes. Also, disclose the amount (or range of amounts) of additional unearned stock-based compensation resulting from these modifications and disclose the total number of options that will be impacted by these changes. In addition, tell us how you considered including a discussion of these changes in your subsequent events footnote.
Response:	The Company has revised the disclosure on pages 54 and 55 of Amendment No. 2 to disclose the amount of additional stock-based compensation expense that will be recorded by the Company upon the closing of this offering as a result of the modifications to its performance-based and superior options. In addition, the Company has added disclosure on these same pages to reflect additional modifications to its performance-based and superior options and to include disclosure of the February option modifications as subsequent events. The Company advises the Staff that, as disclosed on pages 54 and 55 certain of the modifications adopted by the compensation committee in February 2010 are effective upon the closing of this offering. The Company notes that ASC 718 suggests that an initial public offering is not within the Company’s control and therefore, options converting upon such a condition are not accounted for until the offering occurs. For purposes of this response, the Company has estimated the fair value of common stock based on the Company’s most recently completed equity valuation as of November 30, 2009. The Company is in the process of determining the fair value of its common stock as of the February 24, 2010 modification which will include consideration of the price range for the offering once determined. Upon completion of this evaluation, the fair value of the options as of the modification date will be adjusted if the underlying common stock fair market value is different from this estimate, and the Company will update its disclosure accordingly.
Quantitative and Qualitative Disclosures about Market Risk, page 72
5.	We note your response to prior comment 7. With regards to our reference to “foreign currency translation gains and losses being material to net income,” our intention was to

Maryse Mills-Apenteng
February 25, 2010

indicate that we believe the foreign currency gains and losses recorded in “other income (expense), net” discussed in your results of operations appear to be material. In this regard, you disclose on page F-27 that “[f]oreign currency transaction gains and losses are included in the results of operations in the periods in which they occur.” Additionally, we note your debt is denominated in Canadian dollars, which appears to be a market sensitive instrument that would be within the scope of Item 305 of Regulation S-K. If you still believe further quantitative disclosure is not required, then please reference the portion of Item 305 or any other interpretive materials you considered in making this assessment, or further explain why you believe the information would not be material.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 2 to, among other things, provide expanded sensitivity analysis related to its Canadian dollar-denominated debt. The Company advises the Staff that with regard to the foreign currency transaction gains and losses for the Company’s prior periods, there are certain cross-currency intercompany balances and other assets denominated in currencies other than the subsidiary’s functional currency balances. The majority of these balances have been settled as of December 31, 2009, and as a result, the Company’s exposure to foreign currency transaction gains and losses are not expected to be significant for the foreseeable future. As the Company does not believe that the information required by Item 305(a)(1) of Regulation S-K is required to be included for the current fiscal year, the Company has also not included summarized market risk information for the preceding fiscal year based on Item 305(a)(3).
Management, page 98
Compensation Discussion and Analysis, page 103
6.	Throughout this section, you discuss your “executive officers.” Where applicable, please revise to clarify that you are discussing your “named executive officers.” See Item 402(b)(1) of Regulation S-K.
Response:	In response to the Staff’s comment, the Company has revised the Registration Statement throughout the Compensation Discussion and Analysis section, beginning on page 100 of Amendment No. 2, to clarify that it is discussing its “named executive officers.”

Maryse Mills-Apenteng
February 25, 2010

Discretionary Annual Cash Bonus, page 105
7.	You state on page 106 that the amount of money available for the employee bonus pool is determined by your chief executive officer after actual Consolidated EBITDA for the preceding fiscal year is determined. Your disclosure on page 107 refers to earnings before interest, taxes, depreciation, and amortization, “as adjusted” (EBITDA). Please revise to disclose how you used your audited financial statements to calculate Consolidated EBITDA and adjusted EBITDA. See Instruction 5 to Item 402(b) of Regulations S-K. Also, to the extent that your reference to EBITDA throughout your CD&A discussion is actually referring to EBITDA, as adjusted, then revise your disclosure throughout to refer to the measure accordingly. Similar revisions should be made to your financial statement footnote disclosure, as applicable.
Response:	In response to the Staff’s comment, the Company has added disclosure on pages 53, 103 and F-28 of Amendment No. 2 to clarify the EBITDA references used for employee bonus pool and option vesting purposes.
8.	We note your statement that the amount of money available for the employee bonus pool is determined by your chief executive officer after actual Consolidated EBITDA for the preceding fiscal year is determined, and that your chief executive officer takes into account a number of factors, including: actual Consolidated EBITDA, growth in Consolidated EBITDA over the preceding year, minimum Consolidated EBITDA required to ensure debt covenant compliance, our short-term cash needs, the recent employee turnover rate and any improvement or deterioration in our strategic market position. Please revise to specifically discuss the factors your chief executive officer considered in determining the employee bonus pool for the fiscal year ended December 31, 2009, and how this impacted the size of the pool.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of Amendment No. 2 to specifically describe the factors considered by the Company’s chief executive officer in determining the employee bonus pool for the fiscal year ended December 31, 2009.
Stock Option Awards, page 106
9.	We note your statement on page 107 that during August 2006, you awarded your executive officers long-term incentive compensation in the form of option grants to purchase an aggregate of 412,646 shares of your common stock. Please specify the

Maryse Mills-Apenteng
February 25, 2010

number of shares underlying options awarded to each named executive officer on an individual basis.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 2 to disclose the number of shares underlying options awarded to each named executive officer on an individual basis in August 2006.
10.	You state that on page 108 that in February 2010, your compensation committee amended the outstanding options under your 2006 equity incentive plan. Please state the number of outstanding options that were impacted by the amendments and clarify how many of the amended options are held by your named executive officers.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 2 to disclose the number of outstanding options that were impacted by the February 2010 amendments and, of those amended options, the number that were held by its named executive officers.
11.	You state that one of the February 2010 revisions to outstanding options under your 2006 equity incentive plan is the rolling over of performance-based options that do not vest (in whole or in part) in any given year into performance-based options for the following year, except as otherwise provided by your board of directors. Please describe in greater detail the power provided to your board of directors to affect the rolling over of performance-based options.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55 and 106 of Amendment No. 2 to describe the power of the Company’s board of directors to affect the rolling over of performance-based options.
12.	We note that you have not disclosed your EBITDA targets. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. If you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets, tell us whether you have a competitive harm analysis that supports your reliance on that instruction, and revise your disclosure to discuss the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

Maryse Mills-Apenteng
February 25, 2010

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 2 to disclose the Company’s 2009 annual EBITDA target as well as actual 2009 EBITDA.
Summary Compensation Table, page 110
13.	We note that you have removed the option awards column from the summary compensation table. We also note your disclosure that you did not grant options in 2008 or 2009 to your named executive officers. Please confirm that no options were granted to your named executive officers in 2007. If options were awarded to your named executive officers in 2007, column (f) should include either: (i) the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718, or (ii) the value of options based upon the probable outcome of the performance conditions as of the grant date. See Section II.A.2 of SEC Release No. 33-9089.
Response:	The Company advises the Staff that no options were awarded to any of the Company’s named executive officers in 2007.
Potential Payments Upon Termination or Change of Control, page 120
14.	We note your disclosure on pages 120 and 121 that your 2006 equity incentive plan provides for vesting of stock options in connection with a liquidity event. Consistent with your disclosure on page 109, please revise your disclosure in this section to state that the consummation of the offering will not constitute a liquidity event under the terms of the 2006 equity incentive plan.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 119 and 120 of Amendment No. 2 to disclose that the consummation of the offering will not constitute a liquidity event under terms the Company’s 2006 equity incentive plan.
Principal and Selling Stockholders, page 129
15.	The first paragraph of this section states that the table presents information concerning the beneficial ownership of the shares of our common stock “as of September 30, 2009.” The information provided in this table should be as of “the most recent practicable date.” See Item 403 of Regulation S-K. Please revise so that the information is as of a date closer to the date of your amended registration statement.
Response:	The Company has revised the disclosure on pages 129 and 130 of Amendment No. 2 to provide beneficial ownership information as of December 31, 2009.

Maryse Mills-Apenteng
February 25, 2010

Consolidated Financial Statements of SS&C Technologies Holdings, Inc.
Note 16. Subsequent Events, page F-49
16.	Revise to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.
Response:	Although the Company’s disclosure on pages F-39 through F-40 of Amendment No. 2 has been updated to disclose subsequent events, which events have been evaluated as of the date the financial statements were initially available for release, the Company advises the Staff that pursuant to “Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements” (which was released on February 24, 2010), disclosure of the date through which subsequent events have been evaluated is no longer required and, accordingly, has not been included in Amendment No. 2.
Schedule I — Condensed Financial Information of the Registrant SS&C Technologies Holdings, Inc.
Note 1. Background and Basis of Presentation, page F-54
17.	Revise to disclose the dollar amount of restricted net assets as requested in prior comment 16 and tell us how you calculated restricted net assets in your response.
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-45 of Amendment No. 2 to disclose the dollar amount of its consolidated subsidiaries’ restricted net assets. The Company calculated restricted net assets based on the negative covenants contained in the agreement governing its senior credit facilities which restrict the ability of SS&C Technologies, Inc. to make payments to the Company. As a result, the payments that SS&C Technologies, Inc. may make to the Company are limited to those made to:
▪ permit the Company to make treasury stock purchases up to $10.0 million in any fiscal year;
▪ permit the Company to compensate William C. Stone, whose compensation for 2009 totaled $2.5 million, pursuant to the terms of his employment agreement;
▪ permit the Company to pay general and administrative expenses incurred in the ordinary course of business, which expenses are not to exceed $1.0 million in any fiscal year; and
▪ permit the Company to make payments provided for in the Management Agreement with The Carlyle Group, which provides for a $1.0 million annual fee, plus expenses.

Maryse Mills-Apenteng
February 25, 2010

The Company notes that similar limitations included in the indenture governing its senior subordinated notes are less restrictive than those contained in the agreement governing its senior credit facilities, and, as a result, the Company has provided disclosure regarding the more restrictive regime.
* * * * *
     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or James R. Burke or Justin L. Ochs of this firm at (617) 526-6062 and (202) 663-6303, respectively.
Sincerely,
/s/ John A. Burgess

cc:	Kathleen Collins, Esq.
Melissa Feider, Esq.
Evan S. Jacobson, Esq.
James R. Burke, Esq.
Justin L. Ochs, Esq.